UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under the
Securities Exchange Act of 1934
For the month of February 2021

Commission File Number: 1-32754

BAYTEX ENERGY CORP.
(Exact name of registrant as specified in its charter)
2800, 520 – 3rd AVENUE S.W.
CALGARY, ALBERTA, CANADA
T2P 0R3
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The following document attached as an exhibit hereto is incorporated by reference herein:

Exhibit No.	Document
99.1	Press Release dated February 17, 2021 (Baytex Conference Call and Webcast on Fourth Quarter and Full Year 2020 Financial and Operating Results to be held on February 25, 2021)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
BAYTEX ENERGY CORP.

/s/ Rodney D. Gray_____________
Name: Rodney D. Gray
Title:      Executive Vice President
and Chief Financial Officer

Dated: February 17, 2021